Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Ginkgo Bioworks Holdings, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
37611X100
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Thomas F. Knight Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 33,174,025
	6	Shared Voting Power 35,154,409
	7	Sole Dispositive Power 33,174,025
	8	Shared Dispositive Power 35,154,409

9	Aggregate Amount Beneficially Owned by Each Reporting Person 68,328,434
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.1%
12	Type of Reporting Person IN

This Amendment No. 3 (the "Amendment") is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock of the Issuer. This Amendment constitutes an exit filing for the Reporting Person.

ITEM 1. (a)	Name of Issuer:
Ginkgo Bioworks Holdings, Inc. (the “Issuer”).
(b) Address of Issuer’s Principal Executive Offices:
27 Drydock Avenue, 8th Floor, Boston, MA 02210.

ITEM 2. (a)	Name of Person Filing:
Thomas F. Knight Jr. (the “Reporting Person”).
(b) Address or Principal Business Office:
The business address of the Reporting Person is c/o Ginkgo Bioworks Holdings, Inc., 27 Drydock Avenue, 8th Floor, Boston, MA 02210.
(c) Citizenship of each Reporting Person is:
The Reporting Person is a citizen of the United States.
(d) Title of Class of Securities:
Class A common stock, par value $0.0001 per share (“Class A Common Stock”).
(e) CUSIP Number:
37611X100

ITEM 3.
Not applicable.

ITEM 4.	Ownership.
(a-c)
The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 1,639,885,251 shares of Class A Common Stock outstanding as of December 31, 2023 and 8,972,183 shares of Class A Common Stock issuable upon conversion of shares of Class B common stock, $0.0001 per share, of the Issuer (“Class B Common Stock”) owned by the Reporting Person.

•	Amount beneficially owned: 68,328,434

•	Percent of Class: 4.1%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 33,174,025

•	Shared power to vote: 35,154,409

•	Sole power to dispose or direct the disposition of: 33,174,025

•	Shared power to dispose or direct the disposition of: 35,154,409
The share amount reported herein consists of:

(i)	24,201,842 shares of Class A Common Stock held of record by the Reporting Person;

(ii)	8,972,183 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held of record by the Reporting Person;

(iii)	32,206,700 shares of Class A Common Stock held of record by The Knight Family Trust dated August 20, 2019 of which Peter P. Brown, James Yost Knight, and Elizabeth June Knight are co-trustees (the “Family Trust”); and

(iv)	2,947,709 shares of Class A Common Stock held of record by The Knight Family Trust – Marital Share dated March 2, 2021 of which Peter P. Brown, James Yost Knight, and Elizabeth June Knight are co-trustees (the “Family Trust—Marital Share”).
The Reporting Person has the power to withdraw the shares of Class A Common Stock held in the Family Trust and Family Trust—Marital Share in exchange for assets of equivalent value at his sole discretion and for his sole benefit. As such, the Reporting Person may be deemed to share beneficial ownership over the shares held of record by the Family Trust and Family Trust—Marital Share. The shares of Class B Common Stock may be redeemed by the holder at any time for shares of Class A Common Stock on a one-to-one basis.
The reported share amount excludes 9,604,676 shares held in trusts the beneficiaries of which are members of the Reporting Person’s family because the Reporting Person does not have voting or dispositive power over shares held by those trusts or the ability to obtain voting or dispositive power within 60 days.

ITEM 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:    ☒

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2024

By:	/s/ Thomas F. Knight Jr.
Name:	Thomas F. Knight Jr.